[TransDigm Group Incorporated letterhead]

April 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated

Form 10-K: For the fiscal year ended September 30, 2008

Schedule 14A: For the period ended January 16, 2009

Commission file number: 01-32833

Dear Mr. Shenk:

Set forth below is the response to the follow-up comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in the letter to Mr. W. Nicholas Howley, dated April 8, 2009, with respect to the filings of TransDigm Group Incorporated (the “Company”) referenced above. For the staff’s convenience, the text of the staff’s comment is set forth below followed by the Company’s response.

Schedule 14A for the period ended January 16, 2009

Objectives of the Executive Compensation Program, page 14

1.	In your response to prior comment 9, you state that if you adopt a program that uses target bonuses, you will “disclose the target bonus, either as an amount or a percentage of salary.” However, we note that you must also disclose the targets themselves. Please confirm that if you adopt a program that uses targets you will disclose in future filings all targets that must be achieved in order for your named executive officers to earn their incentive compensation.

RESPONSE: The Company confirms that if it adopts a program that uses targets that must be achieved in order for its named executive officers to earn their incentive compensation, the Company will disclose such targets.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus
Gregory Rufus
Chief Financial Officer, TransDigm Group Incorporated